January 8, 2008

The South Financial Group, Inc.

Attention: Mr. Mack Whittle, Chairman & CEO

104 S. Main Street

Greenville, SC 29602

To the Board of Directors:

This is a follow-up to my previous letter dated July 30, 2007, and the same thoughts are incorporated by reference herein………AGAIN.

As you probably know, there was a front page article in the August 3, 2007  American Banker newspaper headlined - ”South Financial’s Founder Changes Stance on Sale.”  Mr. Whittle is quoted in an interview as saying “There obviously is a point where we’re better being part of another company than we are remaining independent.  Are we there now? I don’t know.  If we can do enough to continue to execute our plans, then probably we’re not.  If we can’t execute our plans, then probably we are.”  The Board is fully aware of recent developments, and also are cognizant of goals/plans/expectations for 2008.

I have had conversations with MANY MANY institutional and large individual shareholders (since my July 30 letter) and ALL were in agreement with my letter’s contents.  Those conversations took place last fall when the stock price was in the mid 20s.  Now the stock price is in the low/mid teens.

Shareholders and analysts are wondering how long the Board can ignore underperformance.  Banks chose strategic alternatives for both offensive and defensive reasons but in the end……..if you can’t grow earnings at or above peer group levels, the Board needs to consider options for enhancing shareholder value.

This letter is certainly not meant to lecture the Board about fiduciary responsibilities……….

Due to managements’ continuing inability to meet stated goals/objectives, and underperformance, it is time to evaluate strategic alternatives.

I suggest to the Board that a MAJORITY of shareholders believe that the bank should be sold NOW.  On behalf of ALL shareholders, I AGAIN implore the Board to act accordingly.

Thank you for your consideration.

Regards,

John S. McMullen

371 Channelside Walk Way #1901

Tampa, FL 33602-6776

Phone 813-273-9776